FIDELITY NATIONAL INFORMATION SERVICES, INC.

601 Riverside Avenue,
Jacksonville, Florida 32204

December 22, 2004

VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Celeste M. Murphy

RE:	Fidelity National Information Services, Inc.
Registration Statement on Form S-1 (File No. 333-115870)

Ladies and Gentlemen:

     The undersigned registrant (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the Registration Statement on Form S-1 (File No. 333-115870), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was filed by the Registrant with the Securities and Exchange Commission (the “Commission”) as of May 26, 2004 and subsequently amended as of July 6, 2004 and August 31, 2004.

     The Registrant is requesting the withdrawal of the Registration Statement because it has decided not to pursue a public offering of the securities at this time. The Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Fidelity National Information Services, Inc. for its future use, in accordance with Rule 457(p) of the Securities Act.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to Todd C. Johnson via facsimile at (904) 357-1036 and via mail at Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204 and to Robert S. Rachofsky of LeBoeuf, Lamb, Greene & MacRae, L.L.P., via facsimile at (212)

Securities and Exchange Commission
December 22, 2004

649-9479 and via mail at LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 West 55th Street, New York, NY 10019-5389.

     If you have any questions regarding this request for withdrawal, please contact Robert S. Rachofsky of LeBoeuf, Lamb, Greene & MacRae L.L.P., by telephone at (212) 424-8088.

Very truly yours,

FIDELITY NATIONAL INFORMATION SERVICES, INC.

/s/ Todd C. Johnson

Name: Todd C. Johnson Title: Senior Vice President and Secretary